O’Melveny & Myers LLP Times Square Tower 7 Times Square New York, NY 10036	T: +1 212 326-2000 F: +1 212 326-2061 omm.com	File Number: 0008334-00035
VIA EDGAR
May 20, 2024
Ms. Kristina Marrone
Ms. Isabel Rivera
Ms. Mary Beth Breslin
Division of Corporation Finance
Office of Real Estate & Construction
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Sunrise Realty Trust, Inc.
Response to the Staff’s Comments on Amendment No. 1 to Registration Statement on Form 10-12B
Filed on April 8, 2024
File No. 001-41971
Dear Ms. Marrone, Ms. Rivera and Ms. Breslin:
On behalf of our client, Sunrise Realty Trust, Inc., a Maryland corporation (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 10, 2024 regarding the Company’s Amendment No. 1 to Registration Statement on Form 10-12B filed via EDGAR to the Commission on April 8, 2024 (the “Registration Statement”).
Concurrently with the submission of this letter, the Company is filing Amendment No. 2 to the Company’s Registration Statement on Form 10-12B (the “Amended Registration Statement”), which includes an amended Exhibit 99.1 (the “Information Statement”), to the Commission for review.
The Staff’s comments are repeated below in bold and are followed by the Company’s responses. To the extent helpful, we have included page references in the Information Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

Exhibit 99.1 to Amendment No. 1 to Registration Statement on Form 10-12B submitted April 8, 2024
Notes to Unaudited Pro Forma, page 67
1.Please quantify the adjustment to interest income related to each of adjustments [F] and [G], as well as of how each component of the adjustments was calculated.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 68 and 69 of the Information Statement accordingly.
General
2.We note your response to prior comment 12 and your statements about the investment management experience of SUNS Manager's personnel. Please expand your disclosure to discuss any material adverse business developments experienced by the personnel of SUNS Manager or tell us why such a discussion is not appropriate.
Response: The Company does not believe the personnel of SUNS Manager who will serve as executive officers of the Company and/or investment personnel of SUNS Manager who will provide services to the Company have experienced any material adverse business developments other than as already disclosed in the Information Statement.
3.We understand that the Company intends to rely on Section 3(c)(5)(C) of the Investment Company Act of 1940. As you note in your response to prior comment 13, the Commission analyzes whether an issuer may rely on Section 3(c)(5)(C) of the Investment Company Act of 1940 by considering the proportion of such issuer’s assets that are invested, or that are proposed to be invested, in “qualifying interests,” “real estate-type interests,” and “miscellaneous investments” (generally referred to as the 55%/45% test or the 55%/25%/20% test). See Companies Engaged in the Business of Acquiring Mortgages and Mortgage-Related Instruments, Investment Company Act Release No. 29778 (August 31, 2011). Accordingly, please provide a detailed analysis consistent with this framework explaining how the Company intends to treat each category of assets that it holds, or proposes to hold, as “qualifying interests,” “real estate-type interests,” or “miscellaneous investments.” Please provide comprehensive, detailed support for the Company’s position on a category-by-category basis, including citations to any relevant Commission statements, or other applicable precedent. Please, at a minimum, address the following categories of assets described in the information statement and your response
•real estate assets;
•senior mortgage loans;
•mezzanine loans;
•whole loans;
•B-notes;
•commercial mortgage backed securities; and
•debt-like preferred equity securities.
Response:
•Real Estate Assets
The Staff has provided guidance through the no-action letter process on the meaning of engaged primarily in the business of “purchasing or otherwise acquiring mortgages and other liens on and interests in real estate” for purposes of Section 3(c)(5)(C). The Staff has stated that it would regard an issuer as being primarily engaged in this business, within the meaning of Section 3(c)(5)(C), if (a) at least 55% of the value of the issuer’s total assets consists of real estate interests (“Qualifying Interests”), (b) at least an additional

25% of the value of the issuer’s total assets consists of real estate-type interests (“Real Estate-Related Assets”), reduced by any amount the issuer holds in excess of the 55% minimum limit for Qualifying Interests, and (c) no more than 20% of the value of the issuer’s total assets consists of assets other than Qualifying Interests and Real Estate-Related Assets.1
The Company expects to rely on guidance published by the SEC or on analyses of such guidance to determine which assets are Qualifying Interests and real estate‐related interests on an investment-by-investment basis. Absent additional guidance from the SEC or unless a relevant no-action letter applies, the Company generally expects to treat real estate assets as Qualifying Interests.
•Senior Mortgage Loans
The Company intends to treat senior mortgage loans and senior participation notes in mortgage loans, if any and as applicable, held by it (or its subsidiary) as Real Estate-Related Assets unless it or its subsidiary also owns a majority interest in the B Note, in which case it will treat such senior participation note, if any, as a Qualifying Interest (as discussed below).
•Mezzanine Loans
The Company intends to treat its (or its subsidiary’s) investments in Tier 1 Mezzanine Loans as Qualifying Interests when:
1.the mezzanine loan is a subordinated loan made specifically and exclusively for the financing of real estate;
2.the mezzanine loan is underwritten based on the same considerations as a second mortgage and after the lender performs a hands-on analysis of the property being financed;
3.The Company (or its subsidiary), as the lender, exercises ongoing control rights over the management of the underlying property;
4.The Company (or its subsidiary), as the lender, has the right to readily cure default or purchase the mortgage loan in the event of a default on the mortgage loan;
5.the true measure of the collateral securing the mezzanine loan is the property being financed and any incident assets related to the ownership of the property; and
6.The Company (or its subsidiary), as the lender, has the right to foreclose on the collateral and through its ownership of the property-owning entity become the owner of the underlying property.2
In circumstances involving the Company’s (or its subsidiary’s) investment in mezzanine loans that do not meet all of the above-referenced criteria, the Company intends to treat the mezzanine loan as a Real Estate-Related Asset.
•B-Notes
The Company intends to treat its investment in B-notes, if any, as Qualifying Interests when those investments are consistent with the Staff’s guidance in the Capital Trust, Inc. 2009 no-action letter.3 Specifically, the Company intends to treat such investments as Qualifying Interests when it (or its subsidiary) bears the risk of first loss on the underlying commercial mortgage loan and has the following control rights relating to its investment under the terms of the governing participation agreement:
1 See, e.g., Citytrust, SEC No-Action Letter (pub. avail. Dec. 19, 1990); Prudential-Bache Securities, Inc. SEC No-Action Letter (pub. avail. Aug. 19, 1985); and Salomon Brothers, Inc., SEC No-Action Letter (pub. avail. June 17, 1985).
2 See Capital Trust, Inc., note 14 (pub. avail. May 24, 2007);
3 See, Capital Trust, Inc., SEC No-Action Letter (pub. avail. Feb. 3, 2009).

1.right to appoint operating advisor: the operating advisor is that entity that represents the Company (or one of its subsidiaries), as B-note holders, in the servicing of the related mortgage loan and under the terms of the related participation agreement has the right to:
a.terminate and replace the special servicer;
b.approve certain requests of the borrower on such commercial mortgage loan on a pre-default basis;
c.approve and direct the special servicer once the loan is in default, including any proposed foreclosure or workout of such loan; and
d.receive written notice of all reasonably requested information in connection with the foregoing approvals and with respect to the exercise of the Company (or its subsidiary) of its rights as the B-note holder;
2.cure rights: the right to cure monetary and non-monetary defaults of the senior participation; and
3.purchase rights: the right to purchase the A-note at par plus accrued interest if the loan becomes a defaulted loan.
The Company believes that in the foregoing circumstances, because it (or its subsidiary) bears the risk of first loss on the underlying commercial loan and have the foregoing control rights, the B-note is a Qualifying Interest. Although the B-note is a participation in a commercial mortgage loan, the Company believes that it is the functional equivalent of owning the entire underlying commercial mortgage loan in a manner analogous to the Staff’s treatment of Tier I mezzanine loans.4 If an investment in a B-note does not represent the first loss piece and does not have the associated control rights described above because, for example it does not have a majority interest in the B-note, then the Company intends to treat such B-note as a Real Estate-Related Asset.
•Whole Loans
The Company intends to treat its (or its subsidiary’s) investments in whole mortgage loans that are fully secured by real property as a Qualifying Interest when those investments are consistent with the Staff’s guidance.5 The Staff has indicated that it would regard as Qualifying Interests for purposes of Section 3(c)(5)(C) a fee interest in real estate, a whole mortgage loan that is fully secured by real property, and whole pool agency certificates.
•Commercial Mortgage Backed Securities and Debt-Like Preferred Equity Securities.
Unless a relevant no-action letter or other SEC guidance applies, the Company expects to treat commercial mortgage backed securities (“CMBS”), note financings, preferred equity interests and miscellaneous debt instruments, as Real Estate-Related Assets.
4.With respect to the two Tier 1 Mezzanine Loans that are held by the Company and are described in your response to prior comment 13, please explain whether:
•such loans were underwritten after the lender performed a hands-on analysis of the property being financed;
•the Company has the right to readily cure defaults or purchase the mortgage loan in the event of a default;
•the measure of the collateral securing the Tier 1 mezzanine loan is the property being financed and any incidental assets related to the ownership of the property; and
4 See, Capital Trust, Inc., SEC No-Action Letter (pub. avail. May 24, 2007), and see also, The Federal Home Loan Mortgage Corp., note 9, Northwestern Ohio Building & Construction Trades Foundation and Baton Rouge Building and Construction Industry Foundation, note 8.
5 See also Merrill, Lynch, Pierce, Fenner & Smith, SEC No-Action Letter (pub. avail. Nov. 4, 1981).

•the Company (as Tier 1 mezzanine lender) has the right to foreclose on the collateral and through its ownership of the property-owning entity become the owner of the underlying property.
Response: The Company considers each of the two Tier 1 Mezzanine Loans currently held to be Qualifying Interests based upon the SEC’s guidance in the Capital Trust, Inc. SEC Staff No-Action Letter dated May 24, 2007. In addition, the Staff has granted no-action relief to permit a participation interest in a mortgage loan fully secured by real property to be considered a Qualifying Interest if the holder of the participation interest has the unilateral right to foreclose on the mortgage loan in the event of a default, or to control the process of foreclosure.6 The Staff has suggested that if the holder of a participation interest has such control rights with respect to the underlying mortgage loans, the interest would be an interest in real estate within the meaning of Section 3(c)(5)(C) rather than an interest in the nature of a security in a company engaged in the real estate business.7 Both Tier 1 Mezzanine Loans have been made specifically and exclusively for the financing of real estate which is the functional equivalent of, and provides its holder with the same economic experience as, a second mortgage. The principal terms and features of a second mortgage loan are present in each Tier 1 Mezzanine Loan since each was made specifically and exclusively for the financing of real estate that is junior to the first mortgage loan but senior to the equity position of the owner of the property. The Tier 1 Mezzanine Loans were underwritten based on the same considerations and analysis of the underlying property, and the Company exercises ongoing control rights over the management of the underlying property.8
With respect to the specific inquiries listed:
1.The two Tier 1 Mezzanine Loans were underwritten after the lender performed a hands-on analysis of the property being financed.
2.The Company will be notified of any Major Actions (as defined in the Tier 1 Mezzanine Loans) (including actions related to foreclosure and defaults) and has the sole discretion to approve or prohibit any such actions. The Company is also provided with the separate purchase option if an event of default is continuing and no foreclosure or similar proceeding has commenced.
3.As indicated in the Capital Trust, Inc. SEC Staff No-Action Letter dated May 24, 2007, if the aggregate principal balance of a mortgage loan and mezzanine loan at origination would be less than the value of the underlying property, then the mezzanine loan would be considered fully secured by the underlying real property. The Tier 1 Mezzanine Loans were underwritten based on the same considerations and analysis of the underlying property.
4.The Company has the ability to foreclose through its purchase option and become the owner of the underlying property.
* * *
6 See Northwestern Ohio Building & Construction Trades Foundation, SEC No-Action Letter (pub. avail. May 21, 1984) (trust investing solely in participation interests in construction period mortgage loans constituting 50% or less of the value of the loans would be investing in Qualifying Assets for purposes of Section 3(c)(5)(C)). See also Baton Rouge Building and Construction Industry Foundation, SEC No-Action Letter (pub. avail. Aug. 31, 1984); The Federal Home Loan Mortgage Corp., SEC No-Action Letter (pub. avail. June 14, 1985) (no-action assurance granted to permit participation interests in mortgage loans to be treated as Qualifying Assets where the holder of the participation interests controlled and actively supervised the servicing of the mortgage loans by the seller of the participation interests and controlled the process of foreclosure).
7 See MGIC Mortgage Corporation, SEC No-Action Letter (pub. avail. Aug. 1, 1974).
8 See Capital Trust, Inc., SEC Staff No-Action Letter (May 24, 2007); See also United States Property Investment N.V., SEC Staff No-Action Letter (May 1, 1989) (Mortgage loan secured exclusively by real estate in which the value of the real estate was equal or greater than the note evidencing the loan); The State Street Mortgage Co., SEC Staff No-Action Letter (July 17, 1986) (second mortgages); United Bankers, SEC Staff No-Action Letter (Mar. 23, 1988) (fee interests in real estate).

If you have any questions regarding the Registration Statement, please contact Jeeho Lee by telephone at 212-326-2266 or via e-mail at jeeholee@omm.com.

Very truly yours,

/s/ Jeeho Lee
cc:
Brandon Hetzel, Chief Financial Officer, Sunrise Realty Trust, Inc.
C. Brophy Christensen, Partner, O’Melveny & Myers LLP
Brad L. Finkelstein, Partner, O’Melveny & Myers LLP